HEALTHCARE CORPORATION OF AMERICA
36 KEVIN DRIVE
FLANDERS, NEW JERSEY 07836
TEL 973 769-4216

Via Edgar Transmission	November 18, 2008
U.S. Securities And Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

Re:	Healthcare Corporation of America
Registration Statement on Form 10-12G
Filed September 29, 2008
File No. 000-53320

DEAR	Ms. Barros Attorney &
Mr. Jeffrey Reidler, Assistant Director
     Healthcare Corporation of America hereby respectfully requests that the Securities and Exchange Commission withdraw our Registration Statement on Form 10-12G filed September 29, 2008 to prevent the Registration Statement’s becoming automatically effective within 60 days of it's filing that is November 28, 2008.
     It is our understanding that this application for withdrawal of this Registration Statement will be deemed granted as of the date it is filed with the commission unless we receive notice from the commission that this application will not be granted.
     Should any of the staff have any questions concerning this letter of withdrawal, any further information or clarification, please do not hesitate to contact Joseph Drucker, our corporate Counsel and Secretary, at 732 - 928 - 5965.

Very Truly Yours,

/s/ Gary Sekulski Gary Sekulski
CEO and President